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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Main Street Restaurant Group, Inc.
(Name of Issuer)
Common Stock. $0.001 Par Value Per Share
(Title of Class of Securities)
560345-30-8
(CUSIP Number)
John F. Antioco
c/o Main Street Restaurant Group, Inc.
5050 N. 40th Street, Suite 200
Phoenix, AZ 85018
(602) 852-9000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	560345308

1	NAMES OF REPORTING PERSONS: John F. Antioco

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		3,060,481

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,310,548

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,060,481

WITH	10	SHARED DISPOSITIVE POWER:

		1,310,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,371,029

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	560345308

1	NAMES OF REPORTING PERSONS: The Antioco LLC, an Arizona limited liability company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,713,020

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,713,020

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,713,020

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	560345308

1	NAMES OF REPORTING PERSONS: Antioco Limited Partnership, an Arizona limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,710,316

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,710,316

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,710,316

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSP No. 560345308
     This Amendment No. 5 on Schedule 13D (this “Amendment No. 5”) relates to shares of common stock, par value $0.001 per share (the “Shares”), of Main Street Restaurant Group, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 5 amends and supplements the initial Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on November 7, 1996, as amended by Amendment No. 1 thereto filed with the SEC on December 3, 1996, Amendment No. 2 thereto filed with the SEC on February 19, 1997, Amendment No. 3 thereto filed with the SEC on April 19, 2000, and Amendment No. 4 thereto filed with the SEC on November 14, 2000. Except as amended and supplemented hereby, the statement on Schedule 13D remains in full force and effect.
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:
(a)	Name: This Schedule 13D is jointly filed pursuant to Rule 13d-1(k) by John F. Antioco (“Antioco”), The Antioco LLC, an Arizona limited liability company (the “LLC”), and Antioco Limited Partnership, an Arizona limited partnership (the “Partnership”). Antioco, the LLC, and the Partnership are sometimes referred to together as the “Reporting Persons.”

(b)	Business address: The business address of Antioco is 1201 Elm Street, Dallas, Texas 75270. The business address of the LLC and the Partnership is 10592 N. 106th Place, Scottsdale, Arizona 85258.

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Antioco is the Chairman of the Board, President, and Chief Executive Officer of Blockbuster Inc., 1201 Elm Street, Dallas, Texas 75270. Blockbuster Inc. is the world’s leading retailer of rentable home videocassettes, DVDs, and video games. Antioco also is the Chairman of the Board of the Issuer, which is a franchisee and owner of restaurants.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Antioco is a citizen of the United States. The LLC is a limited liability company organized under the laws of the state of Arizona. The Partnership is a limited partnership organized under the laws of the state of Arizona.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended in its entirety to read as follows:
(a)	The aggregate number of shares of Common Stock beneficially owned by Antioco as of May 19, 2006 is 4,371,029 shares, which represents 24.8% of the total Common Stock outstanding. This number includes (1) 1,151,211 shares of Common Stock, (2) an aggregate of 196,250 shares of Common Stock issuable upon exercise of currently exercisable options held by Antioco, (3) 1,10,316 shares of Common Stock held by the Partnership, (4) 2,704 shares of Common Stock held by the LLC, (5) 1,101,798 shares of Common Stock held by Lorraine Antioco, and (6) an aggregate of 208,750 shares of Common Stock issuable upon exercise of currently exercisable options held by Lorraine Antioco. Antioco is the sole managing member of The Antioco LLC, an Arizona limited liability company (the “LLC”), which is the sole general partner of the Partnership. A trust for the benefit of the descendants of Mr. Antioco and his ex-spouse is the sole limited partner of the Partnership. As managing member of the LLC, Antioco has sole power to vote and sole power to dispose of the shares of Common Stock held by the Partnership. Antioco therefore is deemed to have beneficial ownership of the shares of Common Stock held by the

CUSP No. 560345308
Partnership. Antioco disclaims beneficial ownership of the shares of Common Stock held by the Partnership, except to the extent that his individual interest in such shares arises from his interest in the Partnership, and this report shall not be deemed to be an admission that Antioco is the beneficial owner of shares held by the Partnership for purposes of Section 13 or for any other purpose. Lorraine Antioco is the ex-spouse of Mr Antioco, and the shares and options held individually by Lorraine Antioco are subject to a voting agreement with Antioco. Antioco disclaims beneficial ownership of the shares of Common Stock and options held by Lorraine Antioco, and this report shall not be deemed to be an admission that Antioco is the beneficial owner of shares held by Lorraine Antioco for purposes of Section 13 or for any other purpose. The LLC beneficially owns an aggregate of 1,713,020 shares of Common Stock, consisting of 2,704 shares of Common Stock and, as general partner of the Partnership, 1,713,020 shares of Common Stock held by the Partnership as of May 19, 2006, which represents 9.9% of the total Common Stock outstanding. The Partnership beneficially owns 1,710,316 shares of Common Stock as of May 19, 2006, which represents 9.9% of the total Common Stock outstanding.
The calculation of the percent of ownership is based upon 17,230,176 shares of Common Stock outstanding at May 12, 2006. In calculating the percentage of ownership, all shares of Common Stock that Antioco or Lorraine Antioco had the right to acquire within 60 days of May 19, 2006 upon exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by Antioco.
(b)	The following information applies to Antioco, the LLC, and the Partnership:

	Aggregate
	Beneficially Owned		Voting Power		Dispositive Power
	Number	Percent	Sole	Shared	Sole	Shared
Antioco (1)	4,371,029	24.8%	3,060,481	1,310,548	3,060,481	0
LLC	1,713,020	9.9%	1,713,020	0	1,713,020	0
Partnership	1,710,316	9.9%	1,710,316	0	1,710,316	0

(1)	Represents 1,151,211 shares of Common Stock, 196,250 shares of Common Stock issuable upon exercise of currently exercisable options held by Antioco, 1,101,798 shares of Common Stock subject to a voting agreement with Lorraine Antioco, and 208,750 shares of Common Stock issuable upon exercise of currently exercisable options held by Lorraine Antioco subject to a voting agreement.
(c)	None of Antioco, the Partnership, or the LLC effected any transactions in the Common Stock within 60 days of May 19, 2006. The Reporting Persons note that the agreement described in Item 6 below was executed on May 19, 2006.

(d)	The sole limited partner of the Partnership is the J&L Antioco Irrevocable Trust (the “Trust”). The beneficiaries of the Trust are any one or more of the descendants of Antioco and his ex-spouse. As a result, such persons may have the right to receive the proceeds of dividends received by the Partnership or proceeds from the sale of shares of Common Stock held by the Partnership.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby amended by adding the following:
     On May 19, 2006, the Reporting Persons entered into a Stock Tender and Voting Agreement (the “Tender and Voting Agreement”) with Briad Main Street, Inc., a Nevada corporation (“Parent”), and Main Street Acquisition Corporation, a Delaware corporation (“Purchaser”), relating to the proposed acquisition of the Issuer by Parent and Purchaser pursuant to that certain Agreement and Plan of Merger, dated as of May 19, 2006, among the Issuer, Parent, and Purchaser (the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser will commence a cash tender offer (the “Offer”) to acquire all issued and outstanding shares of Issuer and, following the successful completion of the Offer, Purchaser will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”). If all the conditions to the Offer are met other than the condition that at least 90% of the outstanding shares of Issuer common stock have been validly tendered and not withdrawn (the “Minimum Condition”) and Parent and Purchaser do not elect to waive the Minimum Condition, then Parent and Purchaser shall terminate the Offer and the Issuer will call a stockholders meeting and submit the Merger to a vote of the Issuer stockholders, which will be on the same terms as the Offer.

CUSP No. 560345308
     Pursuant to the Tender and Voting Agreement, the Reporting Persons have agreed to tender the Shares within ten calendar days of the commencement of the Offer and not to withdraw such tender, provided the Offer is not amended in a manner prohibited by the Merger Agreement. The Reporting Persons also have agreed to vote (or cause to be voted), at any meeting of the Issuer’s stockholders during the period from the date of the Tender and Voting Agreement until termination of the Merger Agreement or consummation of the Merger (the “Voting Period”), all of the Shares (i) in favor of the Merger and adoption and approval of the Merger Agreement, the terms thereof, the transaction contemplated thereby, and any actions required or reasonably requested by Parent in furtherance thereof, (ii) against any action, transaction, or agreement that would result in a breach in any material respect of any covenant or agreement of the Issuer under the Merger Agreement, and (iii) against any offer or proposal from any person relating to the direct or indirect acquisition of the Issuer other than the Merger and against any proposed action or transaction that could reasonably be expected to impede, frustrate, nullify, prevent, or materially delay consummation of the Merger or is otherwise in any material respect inconsistent therewith. The Reporting Persons also granted Purchaser an irrevocable proxy to vote the Shares during the Voting Period. The Reporting Persons also have agreed not to transfer or otherwise dispose of the Shares or grant any other proxies, enter into any other voting agreements with respect to the Shares, or enter into any agreement with respect to the Shares that would violate the Reporting Persons’ voting agreement under the Tender and Voting Agreement. The Reporting Persons also granted Parent an option to purchase the Shares at the same price as the Merger Price (as defined in the Merger Agreement) if the Reporting Persons breach their obligations to tender and vote the shares under the Tender and Voting Agreement. The Tender and Voting Agreement terminates on the earlier to occur of (i) the termination of the Merger Agreement or (ii) the consummation of the Merger.
     The description of the Tender and Voting Agreement contained in this Amendment No. 5 is qualified in its entirety by reference to the Tender and Voting Agreement, which is filed herewith as Exhibit 1 and is incorporated herein by reference in its entirety.
     (d) Not applicable.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Stock Tender and Voting Agreement dated as of May 19, 2006 among Briad Main Street, Inc., Main Street Acquisition Corporation, and the Reporting Person.
Exhibit 2	Joint Filing Agreement dated May 19, 2006 among John F. Antioco, The Antioco LLC, and Antioco Limited Partnership.

CUSP No. 560345308
SIGNATURE
     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2006	/s/ John F. Antioco
John F. Antioco

Dated: May 26, 2006	The Antioco LLC
/s/ John F. Antioco
By: John F. Antioco
Its: Manager

Dated: May 26, 2006	Antioco Limited Partnership
	By:	The Antioco LLC
	Its:	General Partner

/s/ John F. Antioco
By: John F. Antioco
Its: Manager